UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Synergx Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Sharon Rosen, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106

1	NAME OF REPORTING PERSON: Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,068,012 Ordinary Shares
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 2,068,012 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):39.69%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

CUSIP No. 87160C106

1	NAME OF REPORTING PERSON: Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,068,012 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,068,012 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.69%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

Item 1.                  Security and Issuer

This Amendment No. 5 (the “Amendment”) is filed by Firecom, Inc., a New York corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Item 4 and 6 of the initial Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006, Amendment No. 1 filed on May 10, 2006, Amendment No. 2 filed on January 25, 2007, Amendment No. 3 filed on June 11, 2008 and Amendment No. 4 filed on February 4, 2009 (the  initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791.  The telephone number of the Issuer is (516) 433-4700.

Item 4.                 Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On December 30, 2009, the Reporting Persons informed the Special Committee of the Issuer’s Board of Directors (the “Special Committee”) that Firecom was proposing a negotiated merger transaction to acquire all of the outstanding shares of the Issuer’s Common Stock not currently owned by Firecom.

On January 6, 2010, at a meeting between the members of the Special Committee and the officers of Firecom, and their respective representatives, Firecom proposed a merger (the “Merger”) of a newly-formed wholly-owned subsidiary of Firecom with and into the Issuer pursuant to a Merger Agreement in the form presented by Firecom.  As a result of negotiation with the Special Committee and subject to the conditions referred to below, upon the effectiveness of the Merger, the Issuer’s stockholders (other than Firecom and any stockholders of the Issuer who properly exercise appraisal rights under Delaware law) would receive $0.60 in cash for each share of the Issuer’s Common Stock.

The Merger would be subject to the negotiation and execution of a mutually satisfactory Merger Agreement, which would contain customary covenants and closing conditions, including the Special Committee receiving a “fairness” opinion from an independent investment banker, the Issuer having a period of time during which it could solicit takeover proposals from third parties, and approval of the Merger Agreement by vote of holders of a majority of the outstanding shares of Common Stock at a special meeting to be called and held after clearance by the staff of the Securities and Exchange Commission (the “SEC”) of the requisite proxy material and related filings.

Assuming the Merger is completed, the Issuer would be a privately-held corporation.  There would not be any public market for the Issuer’s Common Stock nor any price quotations with respect to sales prices of the Issuer’s Common Stock in the public market, and the Reporting Persons would cause the Issuer to seek the termination of  the registration of the Issuer’s Common Stock under the federal securities laws, whereby the Issuer will no longer be required to file periodic reports with the SEC.

Item 7.                 Material to be Filed as Exhibits.

Exhibit A:  Agreement between the Reporting Persons to jointly file.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2010

Firecom, Inc. By: /s/ Paul Mendez Paul Mendez President By: /s/ Paul Mendez Paul Mendez

EXHIBIT A
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13D/A relating to the Common Stock , par value $0.001 per share, of Synergx Systems, Inc., as the same may be amended from time to time hereafter, shall be filed with the Securities and Exchange Commission on behalf of each of them.

Date: January 13, 2010

Firecom, Inc. By: /s/ Paul Mendez Paul Mendez President By: /s/ Paul Mendez Paul Mendez